EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re:	Immediate report - Decision of the Minister of Communications - Wholesale Market

Pursuant to the company’s immediate reports from 16 January, 2014 concerning the format of the provision of wholesale services and from 19 August, 2014 concerning the regulation of wholesale services - secondary hearing  and pursuant to the description the section containing a description of the corporation's business affairs in the 2013 periodic report for 2013 and in the update to that paragraph in the quarterly report for the period ending 30 September 2014, the following immediate report is hereby submitted, that on 17 November, 2014 the company received a decision by the minister of communications regarding the regulation of wholesale services - the format for the provision of wholesale services and the setting of rates for them on the company’s network.

The minister of communications decided to adopt the recommendations of the ministry’s professional echelon, to amend the license of infrastructure owners (the company and Hot Telecommunications) and to delineate the basket of services under that license - managed broadband access and wholesale telephony services. As noted regarding the basket of services, the services must be provided within 3 to 6 months from the date of the decision.

The regulations attached to the minister’s decision anchored the obligation to provide the services, including accompanying services and the maximum rates (which require the finance minister’s approval) for the said wholesale services. In accordance with the minister’s decision, the rates are as detailed below:

	2015	2016	2017	2018	Unit
Access service – without telephony	32.56	32.70	32.87	33.21	NIS per line per month
Access service – including telephony	39.43	38.53	38.80	39.13	NIS per line per month
Subloop unbundling service	19.34	20.04	20.74	21.47	NIS per line per month
Data transfer service on the network’s core	30.36	24.11	18.73	14.18	NIS per MB per month
Data transfer in multicast configuration 1	15,517	12,267	9,456	7,236	NIS per MB per month
Creating a phone call	0.01	0.01	0.01	0.01	NIS per minute
Access service to the pipe 2	398	398	400	400	NIS per km. per month
First unlit fiber on a line	484	484	487	485	NIS per km. per month
Additional unlit fiber on a line (up to a total of 4 fibers)	2.18	2.14	2.11	1.99	NIS per km. per month
Technician house call service	158	158	158	158	NIS per visit

The rates are as of the end of 2014, based on the Consumer Price Index published in November, and will be linked to the Consumer Price Index and updated once a year).

Note that no explanations or professional opinions were attached to the minister’s decision, which noted that these would be provided soon.

1	The price for reaching clients connected to a maximum of 1,000 MSAG boxes. The prices for greater numbers of MSAG boxes are stated in the draft regulations.

2	Including access to heights, boxes and poles.

The company is examining the decision and the documents attached thereto.

The company’s analysts predict that as the implementation of the minister of communications’ decision progresses, there will be a negative impact on the company’s results, which cannot be quantified at this stage. Even so, alongside that negative effect, the analysts believe that, considering the possibility of the cancellation of the structural separation and the cancellation of the supervision on the rates, which are anticipated in the wake of the regulation of the wholesale market, there are also likely to be positive effects on the company, which cannot be quantified at this stage. The information in this paragraph includes forward looking information, as defined in the Securities Law, based on the company’s assessments concerning the regulation of the wholesale services and the possibility of the cancellation of the structural separation and the cancellation of the supervision on the rates. The actual results could be materially different from those described above, if any of the company’s said assessments is not realized.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.